EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28		Year Ended May 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before income taxes	$1,168	$891	$1,305	$541	$689	$703	$786
Add back:
Interest expense, net of capitalized interest	40	58	73	64	57	74	75
Amortization of debt issuance costs	—	—	—	—	—	1	1
Portion of rent expense representative of interest factor	484	447	600	583	599	594	563

Earnings as adjusted	$1,692	$1,396	$1,978	$1,188	$1,345	$1,372	$1,425

Fixed Charges:
Interest expense, net of capitalized interest	$40	$58	$73	$64	$57	$74	$75
Capitalized interest	21	8	13	7	13	23	23
Amortization of debt issuance costs	—	—	—	—	—	1	1
Portion of rent expense representative of interest factor	484	447	600	583	599	594	563

	$545	$513	$686	$654	$669	$692	$662

Ratio of Earnings to Fixed Charges	3.1	2.7	2.9	1.8	2.0	2.0	2.2